UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41801

Cheche Group Inc.

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The document attached as exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the registration statements on Form F-3 (File Nos.: 333-287000 and 333-274806) of the Company, filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 28, 2026

By:	/s/ Lei ZHANG
Name:	Lei ZHANG
Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Description
99.1	PRESS RELEASE
99.2	NOTICE OF EXTRAORDINARY GENERAL MEETING
99.3	FORM OF PROXY FOR SHAREHOLDERS